Exhibit I
EXECUTION VERSION

LIMITED GUARANTY

This **LIMITED GUARANTY** is dated as of December 22, 2024 (this "**Limited Guaranty**"), and is by El Puerto de Liverpool, S.A.B. de C.V. (the "**Guarantor**"), in favor of Nordstrom, Inc. (the "**Company**" or the "**Guaranteed Party**").

1.　　**Limited Guaranty.**

(a)　　To induce the Guaranteed Party to enter into the Agreement and Plan of Merger (as amended, restated, supplemented or otherwise modified from time to time, the "**Merger Agreement**") entered into concurrently herewith by and among Norse Holdings, Inc., a Delaware corporation ("**Parent**"), Navy Acquisition Co. Inc., a Washington corporation and an indirect wholly owned subsidiary of Parent ("**Merger Sub**"), and the Company, the Guarantor, intending to be legally bound, hereby absolutely, irrevocably and unconditionally guarantees to the Guaranteed Party, on the terms and subject to the conditions set forth herein, the due and punctual payment and performance when due of an amount equal to 50% of the Obligations set forth under clauses (i), (ii), (iii), (iv) and (v) of the definition thereof and 100% of the Obligations set forth under clause (vi) of the definition thereof (such percentages, as applicable, the "**Guarantor Proportion**"); provided that, if the Guaranteed Party is enforcing its rights under both this Limited Guaranty and the Family Limited Guaranty (as defined below) in the same Action, the Guarantor Proportion with respect to the Obligations set forth under clause (vi) of the definition thereof shall be 50%. For purposes of this Limited Guaranty, the "**Obligations**" shall mean, collectively:

(i)　　the Base Reverse Termination Fee payable by Parent to the Guaranteed Party pursuant to Section 8.3(b) of the Merger Agreement;

(ii)　　the Downgrade Reverse Termination Fee payable by Parent to the Guaranteed Party pursuant to Section 8.3(b) of the Merger Agreement;

(iii)　　all amounts payable by Parent under and in accordance with the terms of the Merger Agreement or a Rollover and Support Agreement (as applicable) in the event of an Intentional Breach (except for any amounts payable in respect of the obligations referred to in clause (iv), (v) and (vi));

(iv)　　all amounts payable in respect of Parent's obligations to pay costs, expenses and interest pursuant to Section 8.3(h) of the Merger Agreement;

(v)　　all amounts payable in respect of Parent's expense reimbursement and indemnification obligations pursuant to Section 6.12(e) and (f) of the Merger Agreement; and

(vi)　　the costs and expenses incurred by the Guaranteed Party in connection with enforcing its rights under this Limited Guaranty;

provided that in no event shall the Guarantor's liability under this Limited Guaranty with respect to the Obligations exceed:

>> (A)   with respect to the Obligations set forth under clause (i) of the definition thereof, $85,000,000;

>> (B)   with respect to the Obligations set forth under clause (ii) of the definition thereof, $50,000,000;

>> (C)   with respect to the Obligations set forth under clauses (i), (ii) and (iii) of the definition thereof, $150,000,000 in the aggregate; and

>> (D)   with respect to the Obligations set forth under clauses (iv), (v) and (vi) of the definition thereof, $20,000,000 in the aggregate (each such cap, as applicable, the "**Cap**").

(b)   The parties acknowledge and agree that (x) a particular clause of the definition of Obligations may be, and in certain cases is, subject to multiple Caps and (y) once the Guarantor's aggregate liability with respect to any particular clause of the definition of Obligations exceeds any Cap applicable to such clause, the Guarantor shall have no further liability with respect to such clause notwithstanding the fact other Caps to which such clause is also subject may not have been exceeded but may have further liability with respect to Obligations set forth under other clauses of the definition up to the Cap applicable to such clause. The parties agree that this Limited Guaranty may not be enforced against the Guarantor without giving effect to the applicable Caps. The Guaranteed Party hereby agrees that in no event shall the Guarantor be required to pay to the Guaranteed Party or any of its controlled Affiliates or any director of the Company, in each case in his or her capacity as such (other than any director that is also a Parent Party), under, in respect of, or in connection with, this Limited Guaranty, the Merger Agreement or any other Transaction Document any amounts other than as expressly set forth herein (including, for the avoidance of doubt, pursuant to the Retained Claims). All payments hereunder shall be made in lawful money of the United States, in immediately available funds. Each capitalized term used and not defined herein shall have the meaning ascribed to it in the Merger Agreement, except as otherwise provided herein.

(c)   In connection with the execution of the Merger Agreement, the Guaranteed Party has received a Limited Guaranty (the "**Family Limited Guaranty**"), dated the date hereof, from other investors (collectively, the "**Family Guarantors**"). Notwithstanding anything set forth herein to the contrary: (i) the obligations of the Guarantor under this Limited Guaranty, on the one hand, and of the Family Guarantors under the Family Limited Guaranty, on the other hand, shall be several and not joint or joint and several, (ii) the Guaranteed Party shall be entitled to enforce the Guarantor Proportion of the Obligations against the Guarantor (and its permitted assigns) if and only to the extent that the Guaranteed Party has, substantially concurrently with the enforcement of this Limited Guaranty, sought to enforce all or the same portion of the liabilities due under the Family Limited Guaranty (except for such amounts that have been paid), it being acknowledged that the actual payment of some or all of such portion by the Family Guarantors shall not be a condition to the payment of the Guarantor Proportion of the

Obligations (so long as enforcement is being sought therefor), and (iii) the Guaranteed Party shall not enter into any agreement with the Family Guarantors (or their permitted assigns) modifying the amount, timing or other terms of the payment of the portion of the obligations payable under the Family Limited Guaranty (a "**Modified Payment Agreement**") unless the Guaranteed Party offers to enter into an agreement with the Guarantor (or its permitted assigns) providing for substantively the same modifications contemplated by the applicable Modified Payment Agreement and a return of any payments made by the Guarantor (or its permitted assigns) under this Limited Guaranty prior to such agreement to the extent such payments would not have been payable under such agreement.

      2.   **Nature of Guaranty.** The Guaranteed Party shall not be obligated to file any claim relating to the Obligations in the event that Parent or Merger Sub becomes subject to a bankruptcy, reorganization or similar proceeding, and the failure of the Guaranteed Party to so file shall not affect the Guarantor's obligations hereunder. In the event that any payment to the Guaranteed Party in respect of the Obligations is rescinded or must otherwise be returned, for any reason whatsoever (other than as set forth in the first sentence of Section 8(b) hereof), the Guarantor shall remain liable hereunder with respect to the Guarantor Proportion of the Obligations (subject to the applicable Caps) as if such payment had not been rescinded or returned. This Limited Guaranty is an unconditional guaranty of payment and not of collection. Subject to Section 1(c)(ii), the Guaranteed Party may, in its sole discretion, bring and prosecute a separate Action or Actions against the Guarantor for the full amount of the Guarantor Proportion of the Obligations (subject to the applicable Caps), regardless of whether an Action for payment is also brought against Parent or Merger Sub or any other Person or whether Parent or Merger Sub or any other Person is joined in any such Action or Actions.

      3.   **Changes in Obligations; Certain Waivers.**

      (a)   The Guarantor agrees that the Guaranteed Party may at any time and from time to time, without notice to or further consent of the Guarantor, extend the time of payment of any of the Obligations (or any portion thereof), and may also make any agreement with Parent, Merger Sub or any other Person (other than the Family Guarantors, except in compliance with Section 1(c)(iii)) interested in the transactions contemplated by the Merger Agreement, for the extension, renewal, payment, compromise, discharge or release of the Obligations or liability for the Obligations, in whole or in part, or with Parent and Merger Sub for any modification of the terms of the Merger Agreement, without in any way releasing, discharging, impairing or affecting the Guarantor's obligations under this Limited Guaranty or affecting the validity or enforceability of the Limited Guaranty. Subject to clauses (ii) and (iii) of Section 1(c), the Guarantor agrees that its obligations hereunder shall not be released or discharged, in whole or in part, or otherwise impaired or affected by:

      (i)   the failure or delay on the part of the Guaranteed Party to assert any claim or demand or to enforce any right or remedy against Parent or Merger Sub or any other Person interested in the transactions contemplated by the Merger Agreement;

      (ii)   any change in the time, place, manner or terms of payment of any of the Obligations or any rescission, waiver, compromise, consolidation or other amendment to or modification of any of the terms or provisions of the Merger Agreement made in accordance with the terms thereof or any other agreement evidencing, securing or otherwise executed in connection with any of the Obligations;

(iii)   the existence of any claim, set-off, deduction, defense or release that the Guarantor could assert against Parent or Merger Sub, the Family Guarantors, or any other Person interested in the transactions contemplated by the Merger Agreement, whether in connection with the Merger Agreement and the Obligations or otherwise;

(iv)   the addition, substitution, discharge or release of any other Person now or hereafter liable with respect to any of the Obligations or otherwise interested in the transactions contemplated by the Merger Agreement;

(v)   any change in the structure or ownership of Parent or Merger Sub, the Family Guarantors or any other Person now or hereafter liable with respect to any of the Obligations or otherwise interested in the transactions contemplated by the Merger Agreement;

(vi)   any insolvency, bankruptcy, reorganization or other similar proceeding affecting Parent, Merger Sub, the Family Guarantors, or any other Person now or hereafter liable with respect to any of the Obligations or otherwise interested in the transactions contemplated by the Merger Agreement;

(vii)   the right by statute or otherwise to require the Guaranteed Party to institute suit against Parent or Merger Sub or any other Person or to exhaust any rights or remedies which the Guaranteed Party has or may have against Parent or Merger Sub or any other Person;

(viii)   the adequacy of any other means the Guaranteed Party may have of obtaining payment or other remedy related to any of the Obligations; or

(ix)   any action or inaction on the part of the Guaranteed Party that is not in violation of the terms of the Merger Agreement or this Limited Guaranty, including, without limitation, the absence of any attempt to assert any claim or demand against Parent or collect the Obligations from any or all of Parent, the Guarantor, and the Family Guarantors.

(b)   To the fullest extent permitted by applicable Law, the Guarantor hereby expressly waives any and all rights or defenses arising by reason of any Law which would otherwise require any election of remedies by the Guaranteed Party. The Guarantor waives promptness, diligence, notice of the acceptance of this Limited Guaranty and of the Obligations, presentment, demand for payment, notice of non-performance, default, dishonor and protest, notice of any Obligations incurred and all other notices of any kind (other than notices expressly required to be provided to Parent or Merger Sub pursuant to the Merger Agreement), all defenses that may be available by virtue of any valuation, stay, moratorium, or other applicable Law now or hereafter in effect, any right to require the marshalling of assets of Parent or any other Person now or hereafter liable with respect to any of the Obligations or otherwise interested in the transactions contemplated by the Merger Agreement, and all suretyship defenses generally (other than defenses to the payment of the Obligations that are available to Parent or Merger Sub under the Merger Agreement or a breach by the Guaranteed Party of Section 1(c) or Section 3(c) of this Limited Guaranty). The Guarantor acknowledges that it will receive substantial direct and indirect benefits from the transactions contemplated by the Merger Agreement and that this Limited Guaranty, including specifically the waivers set forth in this Limited Guaranty, are knowingly made in contemplation of such benefits. The Obligations shall conclusively be deemed to have been created, contracted or incurred in reliance upon this Limited Guaranty, and all dealings between Parent or the Guarantor, on the one hand, and the Guaranteed Party, on the other hand, shall likewise be conclusively presumed to have been had or consummated in reliance upon this Limited Guaranty.

(c)   The Guaranteed Party hereby covenants and agrees that it shall not institute, directly or indirectly, and shall cause its controlled Affiliates and each Company director in his or her capacity as such (other than any director that is also a Parent Party), not to institute, any Action arising under, or in connection with, the Merger Agreement, the transactions contemplated thereby, or the Equity Commitment Letter (as defined below), in each case against the Guarantor or any Non-Recourse Party (as defined in Section 9 herein), except for any Action (i) against the Guarantor (or its permitted assigns) under this Limited Guaranty (subject to the limitations described herein), (ii) against the Guarantor (or its permitted assigns) under Sections 4(a), 4(b) or 6 of the equity commitment letter between the Guarantor and Parent dated the date hereof (the "**Equity Commitment Letter**"), (iii) against any party (or its permitted assigns) to a Rollover and Support Agreement under such Rollover and Support Agreement, (iv) against the Family Guarantors (or their permitted assigns) under the Family Limited Guaranty, (v) against any party (or its permitted assigns) to a Confidentiality Agreement under such Confidentiality Agreement, or (vi) against any party (or its permitted assigns) to that certain amended and restated letter agreement, dated as of December 22, 2024, by and among the Company and the Buyer Group party thereto (the "**Buyer Group Disbandment Letter**"), or that certain letter agreement, dated as of December 22, 2024, by and among the Company and the Family Guarantors party thereto (together, the "**Disbandment Letters**") under such Disbandment Letters (the claims in clauses (i) through (vi), the "**Retained Claims**"). The Guarantor hereby covenants and agrees that it shall not institute, directly or indirectly, and shall cause its controlled Affiliates not to institute, any Action asserting that this Limited Guaranty, the Family Limited Guaranty, any Rollover and Support Agreement, the Equity Commitment Letter, the Disbandment Letters or the Merger Agreement is illegal, invalid or unenforceable in accordance with their respective terms. For the avoidance of doubt, in no event shall the Guarantor have any obligation to make any payment hereunder at any time after the Guarantor or its assignees under the Equity Commitment Letter shall have made full payment or contribution of any amounts required to be paid or contributed under the Equity Commitment Letter and the Closing has occurred.

(d)   The Guarantor hereby unconditionally waives any rights that it may now have or hereafter acquire against the Parent or Merger Sub that arise from the existence, payment, performance, or enforcement of the Guarantor's obligations under or in respect of this Limited Guaranty or any other agreement in connection herewith, including any right of subrogation, reimbursement, exoneration, contribution or indemnification and any right to participate in any claim or remedy of the Guaranteed Party against Parent, whether or not such claim, remedy or right arises in equity or under contract, statute or applicable Law, including the right to take or receive from Parent or such other Person, directly or indirectly, in cash or other property or by set-off or in any other manner, payment or security on account of such claim, remedy or right, unless and until all of the Obligations and all other amounts payable under this Limited Guaranty (subject to the applicable Caps) and all Obligations (as defined under the Family Limited Guaranty) and all other amounts payable under the Family Limited Guaranty shall have been previously paid in immediately available funds. If any amount shall be paid to the Guarantor in violation of the immediately preceding sentence at any time prior to the payment in full in immediately available funds of the Obligations and all other amounts payable under this Limited Guaranty (subject to the applicable Caps), such amount shall be received and held in trust for the benefit of the Guaranteed Party, shall be segregated from other property and funds of the Guarantor and shall forthwith be paid or delivered to the Guaranteed Party in the same form as so received (with any necessary endorsement or assignment) to be credited and applied to the Obligations and other amounts payable under this Limited Guaranty and the Family Limited Guaranty, whether matured or unmatured, or to be held as collateral for any Obligations or other amounts payable under this Limited Guaranty thereafter arising (subject to the applicable Caps).

(e)   Notwithstanding anything to the contrary contained in this Limited Guaranty, the Guaranteed Party hereby agrees that: (i) to the extent Parent is relieved of any portion of the Obligations, the Guarantor and the Family Guarantors shall each be similarly relieved of a proportional amount of their obligations under this Limited Guaranty and the Family Limited Guaranty (as applicable) and (ii) the Guarantor may assert, as a defense to, or release or discharge of, any payment or performance by the Guarantor under this Limited Guaranty, any claim, set off, deduction, defense that Parent could assert against the Company under the terms of the Merger Agreement or for a breach by the Guaranteed Party of Section 1(c) or Section 3(c) of this Limited Guaranty.

4.   No Waiver; Cumulative Rights. No failure on the part of the Guaranteed Party to exercise, and no delay in exercising, any right, remedy or power hereunder shall operate as a waiver thereof; nor shall any single or partial exercise by the Guaranteed Party of any right, remedy or power hereunder preclude any other or future exercise of any right, remedy or power hereunder. Each and every right, remedy and power hereby granted to the Guaranteed Party shall be cumulative and not exclusive of any other right, remedy or power, and may be exercised by the Guaranteed Party at any time or from time to time. For the avoidance of doubt, this Limited Guaranty shall not restrict, nor shall it be terminated upon or otherwise be impaired by, the Guaranteed Party's rights to bring any Action against Parent and Merger Sub under the Merger Agreement. The Guaranteed Party shall not have any obligation to proceed at any time or in any manner against, or exhaust any or all of the Guaranteed Party's rights against, Parent or Merger Sub, the Family Guarantors (subject to Section 1(c)(ii)), or any other Person prior to proceeding against any Guarantor hereunder. For the avoidance of doubt, and notwithstanding anything to the contrary contained herein, the Guaranteed Party expressly hereby acknowledges that: (a) the only manner in which the Guaranteed Party or any of its Affiliates can obtain any form of money damages or other remedy against the Guarantor or any Non-Recourse Party with respect to the Merger Agreement, the Rollover and Support Agreement to which the Guarantor is a party, the Equity Commitment Letter, this Limited Guaranty or any transactions contemplated hereby and thereby is (i) monetary damages or other remedies pursuant to the provisions of, as applicable, this Limited Guaranty, the Family Limited Guaranty, the Confidentiality Agreements, and the Disbandment Letters and (ii) specific performance, an injunction or other equitable remedies that the Guaranteed Party is entitled to in accordance with the express terms and conditions of, as applicable, the Equity Commitment Letter, the Rollover and Support Agreements, the Confidentiality Agreements, and the Disbandment Letters, and (b) under no circumstances will it be permitted or entitled to receive both (x) a grant of specific performance under the express terms and conditions of the Merger Agreement, the Equity Commitment Letter and the Rollover and Support Agreements that results in the occurrence of the Closing and (y) money damages under the Merger Agreement and this Limited Guaranty.

        5.   **Representations and Warranties.** The Guarantor hereby represents and warrants that:

        (a)   it is duly organized and validly existing under the Laws of the jurisdiction of its organization and has all necessary power and authority to execute, deliver and perform its obligations under this Limited Guaranty;

        (b)   the execution, delivery and performance of this Limited Guaranty have been duly and validly authorized by all necessary action, and do not (i) contravene any provision of the Guarantor's charter, bylaws (*estatutos sociales*), partnership agreement, operating agreement or similar organizational documents, (ii) conflict with or violate any applicable Law, regulation, rule, decree, order, or judgment or (iii) result in any breach of, or constitute a default (with or without notice or lapse of time, or both) under, or give rise to any right of termination, acceleration or cancellation of any contractual restriction applicable to the Guarantor, its Subsidiaries or their respective assets or properties;

        (c)   all consents, approvals, authorizations, permits of, filings with and notifications to, any Governmental Authority necessary for the due execution, delivery and performance of this Limited Guaranty by the Guarantor have been obtained or made and all conditions thereof have been duly complied with, and no other action by, and no notice to or filing with, any Governmental Authority is required in connection with the execution, delivery or performance of this Limited Guaranty;

        (d)   this Limited Guaranty has been duly and validly executed and delivered by it and, assuming due and valid authorization, execution and delivery of this Limited Guaranty by the other parties hereto, this Limited Guaranty constitutes a legal, valid and binding obligation of it, enforceable against it in accordance with its terms, except as may be limited by: (i) the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar Laws affecting creditors' rights generally, and (ii) general equitable principles (whether considered in a proceeding in equity or at law); and

        (e)   the Guarantor has the financial capacity to pay and perform its obligations under this Limited Guaranty, and all funds necessary for the Guarantor to fulfill its obligations under this Limited Guaranty are and shall be available to the Guarantor for so long as this Limited Guaranty shall remain in effect in accordance with Section 8 hereof.

6. **No Assignment.** This Limited Guaranty may not be assigned by either party (except by operation of applicable Laws) without the prior written consent of the other party; provided, however, that, without the prior written consent of the Guaranteed Party, the Guarantor may assign its obligation with respect to the Obligations under this Limited Guaranty to one or more of its Affiliates, so long as such assignment would not reasonably be expected to (i) prevent, impair or delay the consummation of the transactions contemplated by the Merger Agreement or the payment and performance in full of the Obligations or (ii) require any additional consents, approvals or regulatory filings, the failure of which would prevent, impair or delay the consummation of the transactions contemplated by the Merger Agreement or the payment and performance in full of the Obligations; provided, further however, that any such permitted assignment shall only relieve the Guarantor of any of its obligations under this Limited Guaranty (including the Obligations) to the extent that such assignee has actually performed such obligations (including full payment and performance of the Obligations). Following any valid assignment by the Guarantor of its obligations hereunder pursuant to the immediately preceding sentence, the Guarantor will provide the Guaranteed Party with written notice of such assignment. Upon any permitted assignment pursuant to this Section 6, such assignee shall be deemed to have given the representations and warranties set forth in Section 5 of this Limited Guaranty as of the time of such assignment. Any attempted assignment in violation of this section shall be null and void.

7. **Notices.** All notices, requests, claims, demands and other communications hereunder shall be given by the means specified in the Merger Agreement (and shall be deemed given as specified therein), as follows:

(a)   if to the Guarantor:

> c/o El Puerto de Liverpool, S.A.B. de C.V.
> Mario Pani No. 200,
> Col. Santa Fe Cuajimalpa
> Cuajimalpa, CDMX CP 05348
> Attention: Gonzalo Gallegos
>   Jacobo Apichoto
> Email: ggallegosm@liverpool.com.mx
>   japichoto@liverpool.com.mx

> with a copy (which shall not constitute actual or constructive notice) to:

> Simpson Thacher & Bartlett LLP
> 425 Lexington Avenue
> New York, NY 10017
> Attention: Benjamin P. Schaye
>   Juan F. Méndez
> E-mail: ben.schaye@stblaw.com
>   jmendez@stblaw.com

(b)   If to the Guaranteed Party:

Nordstrom, Inc.
1617 Sixth Avenue
Seattle, Washington, 98101
E-mail: Ann.Steines@nordstrom.com
Attention: Ann Munson Steines, Chief Legal Officer, General Counsel
                 and Corporate Secretary

with a copy (which shall not constitute actual or constructive notice) to:

Sidley Austin LLP
1001 Page Mill Road Building 1
Palo Alto, California 94304
Phone: (650) 565-7000
Email: dzaba@sidley.com
Attention: Derek Zaba

and

Sidley Austin LLP
One South Dearborn
Chicago, Illinois 60603
Phone: (312) 853-7000
Email: ggerstman@sidley.com
                 swilliams@sidley.com
Attention: Gary Gerstman
                 Scott R. Williams

or such other address or email address as such party may hereafter specify for the purpose by notice to the other parties hereto. All notices and other communications hereunder must be in writing and will be deemed to have been duly delivered and received hereunder (i) one Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable nationwide overnight courier service or (ii) immediately upon delivery by electronic mail or by hand (with a written or electronic confirmation of delivery). Any notice received at the addressee's location on any Business Day after 5:00 p.m., addressee's local time, or on any day that is not a Business Day will be deemed to have been received at 9:00 a.m., addressee's local time, on the next Business Day. From time to time, any party may provide notice to the other parties of a change in its address or e-mail address through a notice given in accordance with this Section 9, except that that notice of any change to the address or any of the other details specified in or pursuant to this Section 7 will not be deemed to have been received until, and will be deemed to have been received upon, the later of the date (A) specified in such notice; or (B) that is five Business Days after such notice would otherwise be deemed to have been received pursuant to this Section 7.

8. **Continuing Guaranty.**

(a) This Limited Guaranty may not be revoked or terminated and shall remain in full force and effect and shall be binding on the Guarantor, its successors and permitted assigns until the Obligations payable under this Limited Guaranty have been paid and discharged in full (subject to the applicable Caps), at which time this Limited Guaranty shall terminate and the Guarantor shall have no further obligations hereunder. Notwithstanding the foregoing or anything else to the contrary herein, this Limited Guaranty shall terminate and the Guarantor shall have no further obligations under this Limited Guaranty as of the earliest to occur of (i) the consummation of the Merger, (ii) the date that is ninety (90) days after any termination of the Merger Agreement by the Company if the Guaranteed Party has not presented to Parent or the Guarantor a written notice with respect to a claim for payment of any Obligations by such 90th day, (iii) the date that is ninety (90) days after any termination of the Merger Agreement by Parent if the Guaranteed Party has not either (x) presented to Parent or the Guarantor a written notice with respect to a claim for payment of any Obligations by such 90th day or (y) commenced an Action challenging the validity of Parent's termination or seeking specific performance or injunctive relief under the Merger Agreement or the Equity Commitment Letter, (iv) if the Guaranteed Party has commenced such Action referred to in clause (iii), the earlier to occur of (I) the consummation of the Merger and (II) the date that is forty-five (45) days after a final and non-appealable judgment by a court of competent jurisdiction that the Merger Agreement was validly terminated by Parent if the Guaranteed Party has not presented to Parent or the Guarantor a written notice with respect to a claim for payment of any Obligations by such 45th day referred to in this clause (II), (v) if the Guaranteed Party has presented such written notice referred to in clause (ii) or clause (iii) with respect to a claim for payment of any Obligations, the date that such claim is finally satisfied or otherwise finally judicially resolved (including any Action seeking enforcement of the payment of such claim), (vi) the date the Guarantor has paid the Guarantor Proportion of the Obligations in full (subject to the applicable Caps) and (vii) the date the Family Limited Guaranty terminates (other than as a result of the Family Guarantors having paid the full amount due thereunder).

(b) Notwithstanding the foregoing, in the event that: (x) the Guaranteed Party or any of its controlled Affiliates or the Guaranteed Party's permitted assigns under this Limited Guaranty or any director of the Company in his or her capacity as such (other than any director that is also a Parent Party) asserts in any legal proceeding that the provisions of Section 1 limiting the Guarantor's liability to the applicable Caps or Section 8 or 9 of this Limited Guaranty are illegal, invalid or unenforceable in whole or in part, or asserting any theory of liability against the Guarantor or any Non-Recourse Party with respect to the transactions contemplated by the Merger Agreement, the Equity Commitment Letter, this Limited Guaranty or any transactions contemplated hereby and thereby other than liabilities in connection with the Retained Claims (against the Person specifically identified with respect to such Retained Claim) or (y) the Family Limited Guaranty terminates pursuant to Section 8(b)(x) thereof, then (i) the obligations of the Guarantor under this Limited Guaranty shall terminate *ab initi*o and shall thereupon be null and void, (ii) if the Guarantor has previously made any payments under this

Limited Guaranty, it shall be entitled to recover such payments from the Guaranteed Party, and (iii) neither the Guarantor nor any Non-Recourse Party shall have any liability to the Guaranteed Party or any of its Subsidiaries with respect to the Merger Agreement, the Equity Commitment Letter, this Limited Guaranty or the transactions contemplated by the Merger Agreement. Notwithstanding anything to the contrary contained herein, nothing in this Limited Guaranty is intended to limit the obligations of Parent or Merger Sub under the Merger Agreement.

    9.   **No Recourse.** Notwithstanding anything that may be expressed or implied in this Limited Guaranty or any document or instrument delivered in connection herewith, by its acceptance of the benefits of this Limited Guaranty, the Guaranteed Party covenants, agrees and acknowledges that no Person other than the Guarantor (and its permitted assigns) has any liabilities, obligations, or commitments (whether known or unknown or whether contingent or otherwise) hereunder and that, notwithstanding that the Guarantor (and any assignee permitted under Section 6 hereof) may be a partnership or limited liability company, the Guaranteed Party has no right of recovery under this Limited Guaranty, or any claim based on such liabilities, obligations, and commitments against, and no personal liability whatsoever shall attach to, be imposed upon or otherwise be incurred by, the former, current or future equity holders, controlling persons, directors, officers, employees, agents, Affiliates (other than any assignee permitted under Section 6 hereof, under Section 4 of the Equity Commitment Letter or under the Family Limited Guaranty), members, managers or general or limited partners of any of the Guarantor or Parent or of Merger Sub or any former, current or future stockholder, controlling person, director, officer, employee, general or limited partner, member, manager, Affiliate (other than any assignee permitted under Section 6 hereof, under Section 4 of the Equity Commitment Letter or under the Family Limited Guaranty), financing sources or agent of any of the foregoing and their successors or assigns (collectively, but not including the Guarantor, Parent and Merger Sub, or their respective successors and permitted assigns, each a "**Non-Recourse Party**"), through Parent hereunder, whether by or through attempted piercing of the corporate veil, by or through a claim by or on behalf of Parent against any Non-Recourse Party, by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any statute, regulation or applicable Law, or otherwise, except pursuant to the Retained Claims (against the Person specifically identified with respect to such Retained Claim and in the circumstances provided therein). The Guaranteed Party further covenants, agrees and acknowledges that the only rights of recovery that the Guaranteed Party has in respect of the Merger Agreement, the Equity Commitment Letter, the other Transaction Documents, or the transactions contemplated thereby or in connection therewith, against the Non-Recourse Parties are the Retained Claims. The Guaranteed Party acknowledges and agrees that Parent has no assets other than certain contract rights and that no additional funds are expected to be contributed to Parent unless the Closing occurs and only substantially concurrently therewith in accordance with the terms of the Equity Commitment Letter. Recourse against the Guarantor under and pursuant to the terms of this Limited Guaranty shall be the sole and exclusive remedy of the Guaranteed Party and all of its controlled Affiliates against the Guarantor and the Non-Recourse Parties in respect of any liabilities or obligations arising under, or in connection with, the Merger Agreement, the Equity Commitment Letter or the transactions contemplated thereby, including by piercing of the corporate veil or by a claim by or on behalf of Parent, other than the Retained Claims (against the Person specifically identified with respect to such Retained Claim and in the circumstances provided therein). Notwithstanding the foregoing, nothing in this Limited Guaranty shall restrict the ability of the Guaranteed Party to bring the Retained Claims against the Person specifically identified therein to the extent permitted thereby, nor shall it limit the liability or the obligations of such Person under such Retained Claim, which liability shall be subject to the limitations applicable to the corresponding Retained Claim.

10. **Governing Law; Submission to Jurisdiction; Waiver of Jury Trial.**

(a)   Except to the extent the Laws of the State of Washington are mandatorily applicable, this Limited Guaranty and all Actions (whether based on Contract, tort or otherwise) arising out of or relating to this Limited Guaranty or the actions of the Guarantor or the Guaranteed Party in the negotiation, administration, performance and enforcement thereof, shall be governed by, and construed in accordance with the laws of the State of Delaware, without giving effect to any choice or conflict of laws provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

(b)   Each of the parties hereto hereby (i) expressly and irrevocably submits to the exclusive personal jurisdiction of the state courts of the Delaware Court of Chancery, any other court of the State of Delaware or any federal court sitting in the State of Delaware, in the event any dispute arises out of or relates to this Limited Guaranty or the transactions contemplated hereby, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (iii) agrees that it will not bring any Action relating to this Limited Guaranty or the transactions contemplated hereby in any court other than the Delaware Court of Chancery, any other court of the State of Delaware or any federal court sitting in the State of Delaware, (iv) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any Action arising out of or relating to this Limited Guaranty and (e) agrees that the other party hereto shall have the right to bring any Action for enforcement of a judgment entered by the state courts of the Delaware Court of Chancery, any other court of the State of Delaware or any federal court sitting in the State of Delaware. Each of the Guarantor and the Guaranteed Party agrees that a final judgment in any Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law, and the Guarantor consents to such enforcement and covenants not to oppose such enforcement in any jurisdiction. The Guarantor hereby appoints Cogency Global Inc. as its authorized agent (the "**Authorized Agent**") upon whom process may be served in any Action arising out of or relating to this Limited Guaranty or the transactions contemplated hereby that may be instituted in the Delaware Court of Chancery, any other court of the State of Delaware or any federal court sitting in the State of Delaware by the parties hereto, and service of process on the Authorized Agent shall be deemed effective service of process upon the Guarantor.

(c)   EACH PARTY HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ALL RIGHT TO TRIAL BY JURY IN ANY ACTION (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS GUARANTY OR ANY OF THE TRANSACTIONS CONTEMPLATED BY THIS GUARANTY OR THE ACTIONS OF THE GUARANTOR OR THE GUARANTEED PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE

AND ENFORCEMENT THEREOF. EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS GUARANTY BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS <u>SECTION 10(C)</u>.

11.   Counterparts. This Limited Guaranty and any amendments or waivers hereto may be executed in one or more counterparts, all of which will be considered one and the same agreement and will become effective when one or more counterparts have been signed by each party hereto and delivered to the other parties hereto, it being understood that all parties need not sign the same counterpart. Any such counterpart, to the extent delivered by fax or .pdf, .tif, .gif, .jpg or similar attachment to electronic mail (any such delivery, an "**Electronic Delivery**"), will be treated in all manner and respects as an original executed counterpart and will be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party hereto may raise the use of an Electronic Delivery to deliver a signature, or the fact that any signature or agreement or instrument was transmitted or communicated through the use of an Electronic Delivery, as a defense to the formation of a contract, and each party hereto forever waives any such defense, except to the extent such defense relates to lack of authenticity.

12.   No Third Party Beneficiaries. Except as provided in <u>Section 9</u> hereof for the benefit of the Non-Recourse Parties, the parties hereby agree that their respective representations, warranties and covenants set forth herein are solely for the benefit of the parties hereto and their respective successors and permitted assigns, and nothing set forth in this Limited Guaranty shall be construed to confer upon or give to any Person, other than the parties hereto and their respective successors and permitted assigns, any benefits, rights or remedies under or by reason of, or any rights to enforce the obligations set forth herein.

13.   Confidentiality. This Limited Guaranty shall be treated as confidential and is being provided to the Guaranteed Party solely in connection with the Merger Agreement. This Limited Guaranty may not be used, circulated, quoted or otherwise referred to in any document, except with the written consent of the Guarantor; <u>provided</u> that no such written consent shall be required for any disclosure of the existence or terms of this Limited Guaranty to the parties to the Merger Agreement or their Representatives with a need to know in connection with the transactions contemplated by the Merger Agreement, to the extent required by applicable Law or the applicable rules of any national securities exchange, in connection with the Guaranteed Party's and Parent's filings with the SEC relating to the transactions contemplated by the Merger Agreement, or if required in connection with any required filing or notice with any Governmental Authority relating to the transactions contemplated by the Merger Agreement. The Guaranteed Party will permit the Guarantor the opportunity to comment on any such required disclosure to the extent practicable, which the Guaranteed Party will consider in good faith (it being agreed that by providing Parent an opportunity to comment on such required disclosure, the Guaranteed Party will be deemed to have provided the Guarantor the opportunity to comment on such required disclosure). Following the filing of this Limited Guaranty with the SEC, the parties shall have no obligations pursuant to the first two sentences of this <u>Section 13</u>.

14. **Miscellaneous.**

(a)   Together with the Merger Agreement and the other Transaction Documents to which the Guarantor is a party, and the other agreements and instruments contemplated hereby or thereby, this Limited Guaranty letter constitutes the entire agreement of the parties hereto and supersedes all prior agreements and understandings, both written and oral, among or between any of the parties with respect to the subject matter hereof and thereof.

(b)   No amendment, modification or waiver of any provision hereof shall be enforceable unless approved in writing by (i) in the case of an amendment or modification, the Guaranteed Party and the Guarantor and (ii) in the case of a waiver, the party against whom the waiver is to be effective. No delay or omission on the part of the Guaranteed Party in exercising any right, power or remedy under this Limited Guaranty will operate as a waiver thereof.

(c)   If any term, provision, covenant or restriction of this Limited Guaranty is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Limited Guaranty shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Limited Guaranty so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible. Notwithstanding the foregoing, the parties intend that the remedies and limitations thereon contained in this Limited Guaranty, including the Caps and the provisions of Section 8, Section 9 and this Section 14(c), hereof, be construed as an integral provision of this Limited Guaranty and that such remedies and limitations shall not be severable in any manner that increases liability or obligations hereunder of any party hereto or of the Guarantor or of any Non-Recourse Party.

(d)   Section 9.3(c) of the Merger Agreement is incorporated by reference herein, mutatis mutandis.

(e)   All parties acknowledge that each party and its counsel have reviewed this Limited Guaranty and that any rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of this Limited Guaranty.

15.   **No Partnership**. The Guaranteed Party acknowledges and agrees that (a) this Limited Guaranty and the Family Limited Guaranty is not intended to, and do not, create any agency, partnership, fiduciary or joint venture relationship between or among the Guarantor and the Family Guarantors and neither this Limited Guaranty, the Family Limited Guaranty, nor any other document or agreement entered into by any party hereto or thereto, as applicable, relating to the subject matter hereof shall be construed to suggest otherwise and (b) the determination of the Guarantor to enter into this Limited Guaranty and the determination of the Family Guarantors to enter into the Family Limited Guaranty were independent of each other. Notwithstanding anything to the contrary contained in this Limited Guaranty or the Family Limited Guaranty, the liability of the Guarantor, on the one hand, and the Family Guarantors, on the other hand, shall be several, not joint or joint and several.

* * * * *

4877-7337-8802

EL PUERTO DE LIVERPOOL, S.A.B. DE C.V.

By: _/s/ Graciano Francisco Guichard González
       Name: Graciano Francisco Guichard González
       Title: Chairman of the Board

By: _/s/ Enrique Güijosa Hidalgo _____
       Name: Enrique Güijosa Hidalgo
       Title: Chief Executive Officer

Agreed to and accepted:

NORDSTROM, INC.

By: /s/ Cathy R. Smith _____
       Name: Cathy R. Smith
       Title: Chief Financial Officer

[Signature Page to Limited Guaranty El Puerto de Liverpool, S.A.B. de C.V.]]